Exhibit 16.1



March 24, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:


We have read the statements made by Regan Holding Corp. (the "Company") (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 Form 8-K, as part of Regan's Form 8-K report dated March 18, 2005. We agree with the statements concerning our Firm in such Form 8-K, except that we make no comment whatsoever regarding the following: (a) the current status of material weaknesses in internal controls or any remedial actions with respect to such controls and (b) the disclosures regarding the appointment of a successor independent registered public accounting firm.




Very truly yours,

PricewaterhouseCoopers LLP